Exhibit 8.1

Subsidiaries of voxeljet AG

Business-Entity	First consolidation date	Shares
voxeljet America Inc.	February 5, 2014	100.00%
voxeljet UK Ltd. (liquidated on February 17, 2022)	October 1, 2014	100.00%
voxeljet India Pvt. Ltd.	January 21, 2016	100.00%
voxeljet China Co. Ltd.	April 11, 2016	70.00%